新世界發展有限公司
New World Development Company Limited

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington DC 20549
United States of America

22nd December 2004

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We had sent the enclosed announcements to your office by mail in the week of 13th December 2004 with the following address:

Securities & Exchange Commission
Office of International Corporate Finance
Room 3045
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

However, we were notified the exact address by our custodian bank on 21st December 2004. Though the addresses are very similar, we would like to re-send the announcements of the Company to ensure proper filing. Sorry for any inconvenience caused.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

1/12

Encl.
AC/kh

香港中環皇后大道中18號新世界大廈30樓 電話 (852) 2523 1056 傳真 (852) 2810 4673
30/F, New World Tower, 18 Queen's Road Central, Hong Kong Tel (852) 2523 1056 Fax (852) 2810 4673

新世界發展有限公司
New World Development Company Limited


COPY

Securities & Exchange Commission
Office of International Corporate Finance
Room 3045
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

December 16, 2004

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith Announcement dated December 15, 2004 in connection with the Connected Transactions of the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous

Aldous Chiu

Encls.
AC/kh

c.c. Mr Scott Yam



香港中環皇后大道中18號新世界大廈30樓 電話 (852) 2523 1056 傳真 (852) 2810 4673
30/F, New World Tower, 18 Queen's Road Central, Hong Kong Tel (852) 2523 1056 Fax (852) 2810 4673


新世界發展有限公司
New World Development Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 17)

New World China Land Limited
新世界中國地產有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 917)

CONNECTED TRANSACTIONS

The respective board of directors of NWD and NWC announced that Shanghai Ramada had obtained a multi-currency term loan facility of up to an aggregate principal amount of HK$80,000,000 to re-finance an existing loan facility granted to Shanghai Mayfair.

NWC had provided full guarantee in respect of the loan facility and in consideration of this, the other shareholders of Ramada Property, the holding company of Shanghai Ramada, had agreed to provide pro-rata counter indemnities in favour of the Company in respect of the guarantee and to pay a guarantee fee to NWC.

Ramada Property, a non-wholly owned subsidiary of NWC, is indirectly owned as to 65% by NWC, 20% by Stanley and 15% by independent third parties. Owing to the fact that Stanley is wholly-owned by a director of NWC, and is a substantial shareholder of certain subsidiaries of NWC, provision of the guarantee by NWC and payment of the guarantee fee by Stanley to NWC constituted connected transactions of NWC pursuant to the Listing Rules.

As NWD held approximately 69.24% attributable interests in the issued share capital of NWC, these transactions also constituted connected transactions of NWD.

Since the guarantee amount is within the de-minimis exemption under Rule 14A.66 of the Listing Rules, details of the guarantee and the guarantee fee are required to be disclosed by way of press announcement and will be included in the next published annual report and accounts of each of NWD and NWC in accordance with Rule 14A.45 of the Listing Rules.

GUARANTEE DATED 15TH DECEMBER, 2004

Parties:

(i) New World China Land Limited ("**NWC**"), as guarantor; and

(ii) an independent financial institution ("**Lender**"), which is established and carrying on banking businesses in the People's Republic of China ("**PRC**"), as beneficiary.

Purpose:

To guarantee the prompt performance of Shanghai Ramada Plaza Ltd. ("**Shanghai Ramada**") of all its obligations under the loan agreement and any documents relating to a multi-currency loan facility (the "**Facility**") as granted by the Lender on 15th December, 2004 up to an aggregate principal amount of HK$80,000,000 (the "**Guarantee**") for a term up to 31st July 2007 which will be utilized by Shanghai Ramada to re-finance an existing loan facility of HK$10,000,000 and

RMB74,000,000 (the "**Existing Loan Facility**") granted by the Lender to Shanghai Mayfair Hotel Co., Ltd. ("**Shanghai Mayfair**") in 1999 and 2002. Details of the corporate guarantee provided by NWC in respect of the Existing Loan Facility were disclosed by NWD and NWC by way of press announcement on 19th December 2002.

REASONS FOR ENTERING INTO THE GUARANTEE

Shanghai Ramada is an equity joint venture company established in the PRC whose principal business is the development of Shanghai Ramada Plaza (the "**Plaza**") situated at the southwest corner of Dingxi Road/Yuyuan Road, Changning District, Shanghai, PRC. Shanghai Mayfair, formed by the same group of shareholders as Shanghai Ramada, has been established for the operation of Shanghai Mayfair Hotel in the Plaza. To enhance operational efficiency, both companies merged in June 2004. The enlarged entity is operating under the name of Shanghai Ramada.

The Existing Loan Facility granted to Shanghai Mayfair will expire in December 2004 and the Lender agreed to make available the Facility to Shanghai Ramada on condition, inter alia, that the Company will provide the Guarantee in favour of the Lender.

Shanghai Ramada is owned as to 99.81% by Ramada Property Ltd. ("**Ramada Property**") and 0.19% by an independent third party. Ramada Property is indirectly owned as to 65% by NWC, 20% by Stanley and 15% by independent third parties. Stanley and the other shareholders of Ramada Property have agreed to indemnify NWC in respect of its liability under the Guarantee in proportion to their shareholding in Ramada Property and to pay to NWC a guarantee fee of 0.25% per annum in aggregate on the amount of the Facility being utilized by Shanghai Ramada. The aggregate amount of guarantee fees received and receivable under the counter-indemnities from the other shareholders of Ramada Property in respect of the Existing Loan Facility for the year ended 30th June 2004 was approximately HK$106,000.

The respective board of directors (including the independent non-executive directors) of New World Development Company Limited ("**NWD**") and NWC considers that it is in the interest of NWD and NWC that Shanghai Ramada can obtain the Facility and considers that the terms of the Guarantee, being arrived at after arm's length negotiation with the Lender, are determined upon normal commercial terms and are fair and reasonable as far as the independent shareholders of each of NWD and NWC are concerned as a whole.

CONNECTED PERSON

By virtue of the fact that Stanley is wholly-owned by Mr. Doo Wai Hoi, William, a director of NWC, and is a substantial shareholder of certain subsidiaries of NWC, provision of the Guarantee by NWC and payment of the guarantee fee by Stanley constituted connected transactions of NWC pursuant to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("**Listing Rules**"). As NWD held approximately 69.24% attributable interests in the issued share capital of NWC, these transactions also constituted connected transactions of NWD.

GENERAL

The core businesses of NWD include property, infrastructure, services as well as telecommunications and technology. NWC is principally engaged in property development and property related investment in the PRC.

As the guarantee amount is within the de-minimis exemption under Rule 14A.66 of the Listing Rules, details of the Guarantee and the guarantee fee will be disclosed by way of press announcement and will be included in the next published annual report and accounts of each of NWD and NWC in accordance with Rule 14A.45 of the Listing Rules.

As at the date hereof, the board of directors of NWD comprises (1) Dato' Dr. Cheng Yu-tung, Dr. Cheng Kar-shun, Henry, Dr. Sin Wai-kin, David, Messrs. Liang Chong-hou, David and Leung Chi-kin, Stewart as executive directors; (2) Messrs. Cheng Yue-pui, Cheng Kar-shing, Peter, Chow Kwai-cheung, Ho Hau-hay, Hamilton and Liang Cheung-biu, Thomas as non-executive directors; and (3) Lord Sandberg, Michael, Dr. Cha Mou, Sing, Payson, Mr. Cha Mou-Zing, Victor (alternate director to Dr. Cha Mou-sing, Payson), Messrs. Yeung Ping-leung, Howard and Lee Luen-wai, John as independent non-executive directors.

As at the date hereof, the board of directors of NWC comprises (1) Dr. Cheng Kar-shun, Henry, Messrs. Doo Wai-hoi, William, Cheng Kar-shing, Peter, Leung Chi-kin, Stewart, Chow Kwai-cheung, Chow Yu-chun, Alexander, Fong Shing-kwong, Michael as executive directors; (2) Mr. Fu Sze-shing as non-executive director; and (3) Messrs. Cheng Wai-chee, Christopher, Tien Pei-chun, James and Lee Luen-wai, John as independent non-executive directors.

By order of the board
New World Development Company Limited
Leung Chi-kin, Stewart
Company Secretary

By order of the board
New World China Land Limited
Chow Yu-chun, Alexander
Company Secretary

Hong Kong, 15th December, 2004

Please also refer to the published version of this announcement in the ***(The Standard)***

新世界發展有限公司
New World Development Company Limited


COPY

Securities & Exchange Commission
Office of International Corporate Finance
Room 3045
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

December 14, 2004

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith Announcement dated December 13, 2004 in connection with the Further Announcement of Connected Transactions of the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

Encls.
AC/kh

c.c. Mr Scott Yam

香港中環皇后大道中18號新世界大廈30樓 電話 (852) 2523 1056 傳真 (852) 2810 4673
30/F, New World Tower, 18 Queen's Road Central, Hong Kong Tel (852) 2523 1056 Fax (852) 2810 4673





新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(stock code: 0017)

新創建集團有限公司*
NWS Holdings Limited
(incorporated in Bermuda with limited liability)
(stock code: 0659)

FURTHER ANNOUNCEMENT ON CONNECTED TRANSACTIONS

Reference is made to the announcement jointly issued by NWD and NWSH on 5 August 2004 in relation to the Proposed Disposal.

Pursuant to the Agreement, Lucrative Rich has agreed to dispose of all the NWSH Group's interest, representing 60% of the total interest in Qianwei, to Qianwei Power Group at the Consideration. Completion of the Agreement is subject to the approval of the transfer by the relevant PRC authorities and is still pending.

Each of the NWD Board and the NWSH Board hereby announces that Lucrative Rich has, pursuant to the request of Qianwei Power Group, entered into the SPAs with Qianwei Power Group for the transfer of its 35% interest in Qianwei to Qianwei Power Group, and its remaining 25% interest in Qianwei to Qianwei Power Group or its nominee, in replacement of the Agreement.

As the percentage ratios involved under the Proposed Disposal as contemplated under the SPAs are more than 0.1% but less than 2.5% for each of NWD and NWSH, the connected transactions contemplated under the SPAs are subject to disclosure by way of a press announcement and is exempted from approval by the independent shareholders of NWD and NWSH under the Listing Rules.

Reference is made to the announcement jointly issued by NWD and NWSH on 5 August 2004 in relation to the Proposed Disposal. Unless otherwise defined herein, capitalized terms used in this announcement shall have the meaning given to such terms in the Announcement.

Pursuant to the Agreement, Lucrative Rich has agreed to dispose of all the NWSH Group's interest, representing 60% of the total interest in Qianwei, to Qianwei Power Group at the Consideration. Completion of the Agreement is subject to the approval of the transfer by the relevant PRC authorities and is still pending.

The SPAs

NWD and NWSH have been advised that Qianwei Power Group currently intends to carry out an internal corporate restructuring. As requested by Qianwei Power Group, 35% of the interest in Qianwei would be transferred by Lucrative Rich to Qianwei Power Group, whilst the remaining 25% of interest in Qianwei would be transferred by Lucrative Rich to Qianwei Power Group or its nominee. Accordingly, Lucrative Rich has entered into the SPAs dated 13 December 2004 with Qianwei Power Group in respect of the disposal of 35% and 25% respectively of the NWSH Group's interest in Qianwei in replacement of the Agreement.

The aggregate consideration for the Proposed Disposal as contemplated under the SPAs is identical to the Consideration, and the respective amount of consideration under the SPAs are RMB28.0 million (approximately HK$26.2 million) and RMB20.0 million (approximately HK$18.7 million), which are calculated by reference to the percentage of interest to be transferred by Lucrative Rich thereunder. Save as disclosed in this announcement, the material terms of the Agreement remain substantially unchanged.

As the percentage ratios involved under the Proposed Disposal as contemplated under the SPAs are more than 0.1% but less than 2.5% for each of NWD and NWSH, the connected transactions contemplated under the SPAs are subject to disclosure by way of a press announcement and is exempted from approval by the independent shareholders of NWD and NWSH under the Listing Rules.

TERMS USED IN THE ANNOUNCEMENT

In this announcement, the following terms shall have the following meanings:

"Announcement"	the announcement jointly issued by NWD and NWSH on 5 August 2004 in relation to the Proposed Disposal
"Consideration"	RMB48.0 million (approximately HK$44.9 million), being the consideration for the Proposed Disposal pursuant to the Agreement
"SPAs"	collectively, the two sale and purchase agreements both dated 13 December 2004 entered into by Lucrative Rich and Qianwei Power Group in respect of the disposal of 35% and 25% of the NWSH Group's interest in Qianwei respectively in replacement of the Agreement

In this announcement, except as otherwise indicated, RMB has been translated into HK$ at the rate of HK$1 = RMB1.07 for reference purpose.

By order of the Board
New World Development Company Limited
Leung Chi Kin, Stewart
Company Secretary

By order of the Board
NWS Holdings Limited
Dr. Cheng Kar Shun, Henry
Chairman

Hong Kong, 13 December 2004

New World Development Company Limited

At the date of this announcement: (a) the executive directors of NWD are Dato' Dr. Cheng Yu Tung, Dr. Cheng Kar Shun, Henry, Dr. Sin Wai Kin, David, Mr. Liang Chong Hou, David and Mr. Leung Chi Kin, Stewart; (b) the non-executive directors of NWD are Mr. Cheng Yue Pui, Mr. Cheng Kar Shing, Peter, Mr. Chow Kwai Cheung, Mr. Ho Hau Hay, Hamilton and Mr. Liang Cheung Biu, Thomas; and (c) the independent non-executive directors of NWD are Lord Sandberg, Michael, Mr. Yeung Ping Leung, Howard, Dr. Cha Mou Sing, Payson, JP (alternate director to Dr. Cha Mou Sing, Payson: Mr. Cha Mou Zing, Victor) and Mr. Lee Luen Wai, John, JP.

At the date of this announcement: (a) the executive directors of NWSH are Dr. Cheng Kar Shun, Henry, Mr. Doo Wai Hoi, William, Mr. Chan Kam Ling, Mr. Tsang Yam Pui, Mr. Wong Kwok Kin, Andrew, Mr. Lam Wai Hon, Patrick and Mr. Cheung Chin Cheung; (b) the non-executive directors of NWSH are Mr. Wilfried Ernst Kaffenberger (alternate director to Mr. Wilfried Ernst Kaffenberger: Mr. Yeung Kun Wah, David), Mr. To Hin Tsun, Gerald and Mr. Dominic Lai; and (c) the independent non-executive directors of NWSH are Mr. Kwong Che Keung, Gordon, Mr. Cheng Wai Chee, Christopher and The Honourable Shek Lai Him, Abraham.

* *For identification purposes only*

Please also refer to the published version of this announcement in The Standard dated 14 December 2004.